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SEP 03 2020

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 (MM/DD/YY) AND ENDING 06/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AEG Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 W. Madison Street

(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gery Sadzewicz 815-545-9616

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC

(Name – *if individual, state last, first, middle name*)

333 W. Wacker Drive, 6th Floor	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Craig Dean, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AEG Capital LLC, as of June 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

OFFICIAL SEAL
MARY B DEVEREUX
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/10/20

Mary B. Devereux 8/21/20

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AEG Capital, LLC

FINANCIAL STATEMENT AND REPORT OF

INDEPENDENT REGISTERED ACCOUNTING FIRM

June 30, 2020

Filed as a public document pursuant to Rule 17a-5(d)(3) under the Securities Exchange Act of 1934.

PUBLIC DOCUMENT

AEG Capital, LLC

Letter of Oath or Affirmation

Report of Independent Registered Public Accounting Firm 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3

Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
AEG Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AEG Capital, LLC (the "Company") as of June 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2016.

Chicago, Illinois
August 20, 2020

AEG Capital, LLC
Statement of Financial Condition
June 30, 2020

Assets

Cash	$ 26,488
Other assets	868
Total assets	**$ 27,356**

Liabilities and Member's Equity

Liabilities	
Accrued liabilities	$ 1,536
Member's Equity	
Total member's equity	25,820
Total liabilities and member's equity	**$ 27,356**

See notes to financial statement.

1. Nature of Operation and Summary of Significant Accounting Policies

Nature of Operations

AEG Capital, LLC (the "Company") is a wholly-owned subsidiary of AEG Partners LLC ("AEG Partners"). The Company was formed as a limited liability company under the laws of the State of Illinois in March 2013. The Company is a broker-dealer, registered with Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC") effective May 2, 2014. The Company conducts business primarily with institutional customers in the private placements of securities. The Company also provides mergers and acquisitions and other investment banking advisory services. The Company holds no customer securities or funds for investment, nor does it owe funds or securities to its customers.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

A Summary of the Company's Significant Accounting Policies Follows:

Basis of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as established in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") to ensure consistent reporting of financial condition, results of operations and cash flow.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

1. Nature of Operation and Summary of Significant Accounting Policies (continued)

Accounts Receivable and Allowances for Uncollectible Accounts

Accounts receivable are reported net of any estimated allowances for uncollectible accounts and contractual adjustments. All receivables are uncollateralized. To provide for receivables that could become uncollectible in the future, the Company may establish an allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for uncollectible accounts is based upon management's assessment of historical and expected net

collections, business and economic conditions, and other collection indicators. No allowance was deemed necessary by management as of June 30, 2020.

Revenue Recognition

The Company's primary sources of revenue include (i) fees derived from introducing investors to subscribe to various private placements of securities, which are carried in the investor's name/title; and (ii) investment banking advisory fees. Investment banking advisory fee revenues are recognized upon receipt of the fees, or in the case of private placement fees, when the investor's fully funded subscription is accepted by the issuer.

Significant Judgments

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

Income Taxes

The Company is a limited liability company the profits and losses of which are passed through and included in the tax return of its sole member, AEG Partners. Accordingly, the Company's financial statements do not reflect a provision for income taxes.

2. Going Concern

The Company has relied on its Parent, AEG Partners, for financial support since its inception. Management anticipates that the Company will continue to rely on its parent for financial support, which will enable the Company to continue as a going concern. See Note 4: Related Party Transactions.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the Company to maintain a minimum net capital equal to or greater than $5,000 or 6 and 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. The net capital rules may restrict distributions. At June 30, 2020, the Company's adjusted net capital was $24,952, which exceeded the requirement by approximately $19,952.

4. Related Party Transactions

The Company and AEG Partners entered into an expense sharing agreement on August 29, 2013 (as amended, the "Management Services Agreement"). AEG Partners makes available to the Company office space, equipment, the services of its employees and administrative support, and other services. The Company records in its financial statements allocated expenses related to the services provided pursuant to the Management Services Agreement.

Direct expenses attributable to the Company, such as registration, licensing, professional fees and certain marketing fees, are accrued and recorded in the Company's financial statements. AEG Partners

provides the Company with capital contributions to pay direct expenses and maintain required net capital. Other expenses that are not identified as direct expenses, such as rent, utilities, and administrative expenses, or which are not specifically attributable to the Company, are paid directly by AEG Partners and are recorded on the books and records of AEG Partners as applicable. The Company settles the intercompany liability to AEG Partners through a non-cash capital contribution.

5. Commitments and Contingencies

Accounting standards require the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet been incurred. However, based on its experience, the Company expects the risk of loss to be remote.

6. Subsequent Events

Due to current COVID-19 pandemic, please note that Company personnel have worked remotely accessing all applicable operating systems through its secure network. The Company has not experienced any delays or issues with respect to its obligations to its clients or regulatory authorities as a FINRA member broker-dealer. There have been no changes in personnel, and the Company maintains strict guidelines regarding the use of masks and social distancing when its services require the use of its office space. The Company has not had and does not expect any material impairments with respect to the COVID-19 pandemic.

These financial statements were approved by management and available for issuance on August 20, 2020. All known subsequent events have been evaluated through this date.